                         PHILLIP A. AND LINDA S. WILAND
                             8000 NORTH 41ST STREET
                            LONGMONT, COLORADO 80503


February 21, 2003

Mr. Marshall Geller and Mr. Bob Lautz
St. Cloud Capital Partners
10866 Wilshire Boulevard, Suite 1450
Los Angeles, California 90024

Mr. Lance Laifer
Laifer Capital Management
Hilltop Partners
450 7th Avenue, Suite 1604
New York, New York 10036

Gentlemen:

We received an unexpected telephone call from Gruppo, Levey & Co. in which they outlined a proposal that they indicated you had submitted. Although we were surprised by your proposal, we are willing to respond to it and believe we can accommodate what you proposed.

Gruppo outlined your proposal in some detail and suggested that we confirm our understanding of your proposal in writing. If you find this to be a fair summary of the transactions you proposed, please sign at the end and we will proceed accordingly.

         1. Unrelated Event: As you know, we submitted a letter of intent to the Special Committee of the Concepts Direct, Inc. Board of Directors. We allowed that letter of intent to expire and the company made an announcement to that effect. We had told Gruppo previously that we did not plan to re-open discussion of a merger transaction with the Special Committee. I presume that the public announcement of expiration of our letter of intent is what prompted your proposal. Your proposal is different that anything we had been considering and we regard it as an unrelated event that we do not need to discuss with the Special Committee. However, we consider it important that we inform the Board at an appropriate time. Your proposal raises new possibilities, different than anything we had been considering. We find your proposal appealing but see it as unrelated to our previous discussions.

         2. Multiple Transactions: At closing, there will be multiple transactions, each of which will have appropriate legal documentation. However, we think it best that all parties with which we will be transacting are aware of what else is happening at the same time, so we are asking that all parties sign the same letter. As we understand your proposal, the three transactions will be:

                  a. Note Purchase: An investor group we will form, which we expect to lead, will purchase from St. Cloud the note due them from Concepts Direct. St. Cloud will not be due a pre-payment penalty. Rather, we will purchase the note in its entirety for the remaining principal balance plus accrued interest through the day of closing. We plan to close on or about March 14, 2003. For your information, we have attached a schedule of remaining balances as Appendix A.

                  b. Purchase of Concepts Direct Stock From St. Cloud and St. Cloud Affiliates: We (or our investor group) will purchase all of the Concepts Direct stock owned by St. Cloud and/or St. Cloud affiliates for $0.54 per share. We understand from Gruppo Levey that St. Cloud owns 272,369 shares, Marshall Geller owns 25,000 shares, that no other affiliate owns any shares and that no other affiliate has ever owned any shares.

                  c. Purchase of Concepts Direct Stock From Lance Laifer, Laifer Capital Management and Hilltop Partners: We (or our investor group) will purchase all of the Concepts Direct stock owned by Lance Laifer and/or Laifer affiliates for $0.54 per share. We understand from Gruppo Levey that they collectively own 942,937 shares.

         3. Closing Date: Closing of the transactions will occur on a date of our choice on or shortly after March 14, 2003. We agree that the closing date will be no later than March 31, 2003, and will use our best efforts to close on March 14, 2003, but in no case will closing occur prior to Concepts Direct filing its annual report and Form 10-K with the SEC, which we understand is anticipated sometime during middle to late March. Although there are three transactions, all must close simultaneously or no party will be obligated to close and there will be no penalty to any party.

         4. Standstill Agreement: St. Cloud, Laifer and their affiliates agree not to buy or sell any shares of Concepts Direct stock between now and the scheduled closing date.

         5. No Stock Registration: St. Cloud agrees to defer until May 15, 2003, their right under current agreements with Concepts Direct to have the stock we will be purchasing from them registered. Furthermore, by signing this letter, St. Cloud agrees that the letter dated February 19, 2003, from Cary S. Fitchey, Senior Managing Director of St. Cloud, addressed to Phillip Wiland and Zaid Haddad, demanding immediate registration is terminated and withdrawn.

         6. St. Cloud Release: St. Cloud and all St. Cloud affiliates will sign a release that is satisfactory in form to us, a draft of which we will provide within three working days following signature of a final version of this letter by all parties.

         7. Laifer Release: Laifer and all Laifer affiliates will sign a release that is satisfactory in form to us, a draft of which we will provide within three working days following signature of a final version of this letter by all parties.

         8. Investor Group: We will be forming an investor group to complete these transactions, but there is no financing contingency. We only ask that no party object to the group we form, which may include only ourselves but may also include various individuals or companies. We reserve the right to have ourselves personally or some combination of individuals and/or corporate entities finalize the transactions at closing.

         9. Expenses of the Transactions: We will not pay any expenses that St. Cloud, Laifer or their affiliates may incur relative to the transactions. Furthermore, neither St. Cloud nor Laifer nor their affiliates will ask Concepts Direct to pay any expenses relative to the transactions. Gruppo Levey will not charge a fee relative to these transactions. Each party will pay its own expenses.

         10. Public Announcement: Within one working day following signature by all parties of a final version of this letter, a public announcement of the contemplated transaction in a form that is mutually acceptable to all parties will be made. Until such public announcement, the parties agree that they will keep the agreement confidential.

Finally, we want it to be very clear that we are willing to complete the transactions outlined above, but we did not initiate them. We will be doing this at your request. St. Cloud, Laifer and their affiliates will sign appropriate documents in a form acceptable to us indicating that: they desire to sell; they initiated the transactions; they have all the information they need to make this decision; they are aware that we believe Concepts Direct business outlook is improving and has been improving, despite projections that indicate inadequate cash at some times of the year; they are aware that we may take other actions subsequent to closing of the transactions contemplated in this letter, and that such actions may include, but are not limited to, loaning the company money, restructuring notes due us to reduce company debt service, raising additional working capital and/or making a tender offer to other shareholders.

If all parties do not sign this letter by 5:00 p.m. Pacific Time on Monday, February 24, 2003, this letter shall be null and void. In such event there shall be no penalty to any party.

                                            Very truly yours,


                                            PHILLIP AND LINDA WILAND

                                            /s/ Phillip A. Wiland
                                            ------------------------------
                                            Phillip A. Wiland

                                            /s/ Linda S. Wiland
                                            ------------------------------
                                            Linda S. Wiland



AGREED AND ACCEPTED THIS ____ DAY OF FEBRUARY, 2003.
LAIFER CAPITAL MANAGEMENT

By: /s/ Lance Laifer
   ---------------------------
Lance Laifer, for Laifer Capital Management, Individually and on behalf of all Affiliates



AGREED AND ACCEPTED THIS ____ DAY OF FEBRUARY, 2003.
HILLTOP PARTNERS

By: /s/ Lance Laifer
   ---------------------------
Lance Laifer, for Hilltop Partners, Individually and on behalf of all St. Cloud Affiliates



AGREED AND ACCEPTED THIS 24th DAY OF FEBRUARY, 2003.
ST. CLOUD CAPITAL PARTNERS

By: /s/ Marshall Geller
   ---------------------------
Marshall Geller, for St. Cloud and Individually and on behalf of all St. Cloud Affiliates

By: /s/ Bob Lautz
   ---------------------------
Bob Lautz, for St. Cloud and Individually and on behalf of all St. Cloud Affiliates cc: Gruppo, Levey & Co.
60 East 42nd Street, Suite 3810
New York, New York 10165-0006
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APPENDIX A: ST. CLOUD NOTE PAYOFF
---------------------------------

3/3/03 Note Balance               $1,190,785.64 after payment made on 3/3/03

Daily accrued interest            $      326.24

Daily payoff amounts
--------------------
3/10/03                           $1,193,069.34
3/11/03                           $1,193,395.58
3/12/03                           $1,193,721.83
3/13/03                           $1,194,048.07
3/14/03                           $1,194,374.31
3/15/03                           $1,194,700.55
3/16/03                           $1,195,026.80
3/17/03                           $1,195,353.04
3/18/03                           $1,195,679.28
3/19/03                           $1,196,005.52
3/20/03                           $1,196,331.77
Thereafter                        $1,196,331.77 plus $326.24 per additional day